UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response ..............2.50 SEC FILE NUMBER: 001-41019 CUSIP NUMBER: 09077J 107
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR
For Period Ended: September 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Bird Global, Inc.
Full Name of Registrant

Former Name if Applicable:

392 NE 191st Street, #20388
Address of Principal Executive Office (Street and Number)

Miami, FL 33179
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This Form 12b-25 (Notification of Late Filing) is being filed by Bird Global, Inc. (the “Company”) to seek an extension of the filing deadline for its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Quarterly Report”) pursuant to Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-25”). The due date for the filing of the Quarterly Report is November 9, 2023 (the “Filing Deadline”).
As previously announced, on September 19, 2023, the Company completed its acquisition of 100% of the capital stock of Skinny Labs, Inc. d/b/a Spin (“Spin”) from Tier Mobility SE (the “Acquisition”). Thereafter, on September 25, 2023, the New York Stock Exchange (the “NYSE”) suspended the trading of, and commenced proceedings to, delist shares of the Company’s Class A common stock and warrants as of such date (the “Suspension”). The Company has appealed the NYSE’s determination to delist its securities, but there can be no assurance of the outcome of such appeal or that the NYSE will reconsider its decision to delist the Company in light of such appeal.
Due to the occurrence of the forgoing events and other circumstances identified by the Company, including the decline in the trading price of the Company’s securities and market capitalization, the Company determined it was required to perform an interim goodwill impairment test using a quantitative assessment with respect to the period covered by the Quarterly Report, which testing required significant resources from the Company’s financial, accounting and administrative personnel. Although such testing has not been completed as of the date of filing this Notification of Late Filing on Form 12b-25 (this “Notification”), the Company currently anticipates that the outcome of such testing will not result in a material goodwill impairment charge for the quarterly period ended September 30, 2023.

In addition, the Company’s management was actively engaged in the identification and pursuit of available fundraising and strategic transactions in an effort to address the Company’s going concern and liquidity situation, which is further described below in Part IV, Item 3, of this Notification.
Due to the impact of the timing of the completion of the Acquisition, the Suspension, the Company’s performance of an interim goodwill impairment test with respect to the period covered by the Quarterly Report, and the Company’s fundraising efforts during and after the quarterly period ended September 30, 2023, including the extensive and complex accounting and disclosure requirements as a result of such events, the Company was unable to file the Quarterly Report by the Filing Deadline without unreasonable effort and expense because it required additional time (1) to complete the preparation of its financial statements and other disclosures to be included in the Quarterly Report, and (2) for its independent registered public accounting firm to finalize its review of the Company’s financial statements.
Pursuant to the filing of this Form 12b-25, the due date for the filing of the Quarterly Report is being extended by five calendar days to November 14, 2023 (“Extended Filing Deadline”). The Company currently intends to file the Quarterly Report by the Extended Filing Deadline.
(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Ryan C. Wilkins, Esq.                 (866)             205-2442
(Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒ Yes. ☐ No.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes. ☐ No.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects to report a loss from operations of $14.6 million for the three months ended September 30, 2023, which would represent a change of $12.9 million compared to the loss of $1.7 million reported for the three months ended September 30, 2022. The loss from operations expected to be reported for the current year period was primarily attributable to a $18.5 million reduction in revenues from the Company’s sharing, platform and retail segments, and was partially offset by a $10.1 million reduction in the cost of revenues expected to be reported for the three months ended September 30, 2023.

The Company expects to report a net loss of $19.8 million for the three months ended September 30, 2023, compared to net loss of $9.8 million reported for the three months ended September 30, 2022, which increase is primarily a result of a decrease in revenues anticipated to be reported for the company’s sharing, platform and retail segments for the current year period, and an increase in total operating expenses expected to be reported for the current year period.

The Company expects to report approximately $10.2 million of unrestricted cash and cash equivalents at September 30, 2023 and based on recurring losses and negative cash flow from operations for the nine months ended September 30, 2023, as well as current cash and liquidity projections and the need for additional funding to support the Company’s planned operations, the Company anticipates concluding that such factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the date of the financial statements included in the Quarterly Report are issued.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Notification may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements other than statements of historical fact contained in this Notification including, but not limited to, the Company’s business strategy and plans, the anticipated impact from the Acquisition, the anticipated outcome of the interim goodwill impairment test using a quantitative assessment with respect to the period covered by the Quarterly Report. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to the Company’s business strategy and plans, the anticipated impact of the Acquisition, the outcome of the Company’s appeal of the NYSE’s determination to delist its securities, the anticipated outcome of the Company’s interim goodwill impairment for the period covered by the Quarterly Report, and the results of the Company’s operations for the period covered by the Quarterly Report expected to be reflected in the Quarterly Report, including the anticipated net loss from operations, net loss, the cash position as of September 30, 2023, and related financial measures. Other factors may also cause the Company’s actual results to differ materially from those expressed or implied in the forward-looking statements and such factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and subsequent reports filed by the Company with the SEC. Copies of the Company’s filings with the SEC may be obtained at the “SEC Filings” section of the Company’s website at www.bird.co or on the SEC’s website at www.sec.gov.

Nothing in this Notification should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements included in this Notification are made as of the date hereof. The Company is not under any obligation to (and expressly disclaims any such obligation) to update any of the information in this Notification if any forward-looking statement later turns out to be inaccurate, whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

BIRD GLOBAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2023                By:    /s/ Michael Washinushi
Name:    Michael Washinushi
Title:    Interim CEO